UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For March 3, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   [_]         Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).[_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes    [_]            No    [X}

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
                                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PRECISION DRILLING CORPORATION


                                        Per:  /s/ Jan M. Campbell
                                              ---------------------------------
                                              Jan M. Campbell
                                              Corporate Secretary


Date:  March 3, 2003

                                  NEWS RELEASE

                       PRECISION'S CONTRACT DRILLING GROUP
                     ACQUIRES OILFIELD CAMP ASSETS IN CANADA

                    CALGARY, ALBERTA, CANADA - MARCH 3, 2003

Precision Drilling Corporation ("Precision") is pleased to announce the acquisition by its wholly owned subsidiary LRG Catering Ltd. ("LRG") of all the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services out of Edmonton, Alberta.

Effective February 1, 2003, the acquisition further strengthens the quality of LRG's camp facilities with 17 late model camp structures and increases our total number of camps to 92. The assets, complete with operational management and catering employees, are welcome additions to LRG as the oilfield service industry is currently working at full capacity. It is expected that the quality addition of MacKenzie people and assets will provide added depth to LRG's oilfield camp service offering to match a trend toward remote drilling locations and safety initiatives to reduce crew travel to the well site.

LRG provides oilfield drilling camp services to customers in Canada. Since becoming part of the Precision Group in 1993 LRG has grown from 7 camp structures to a total of 92 camps representing approximately 25% of the traditional oilfield camp market. LRG's fleet is comprised of structures made up of five or six units that are capable of accommodating 25 people and catering to as many as 50 individuals. The camp structures may also be configured into base camps to accommodate and feed larger groups.

Certain statements contained in this press release, including statements which may contain words such as "could", "expect", "believe", "anticipate" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM